PACIFIC GREEN TECHNOLGIES INC.
5205 Prospect Road, Suite 135-226
San Jose, CA

August 26, 2013

BY EDGAR
Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-7010
USA

Attention:	Mindy Hooker
Accountant

Re:	Pacific Green Technologies Inc. (the “Company”)
Form 8-K
Filed July 26, 2013
File No. 0-54756

We thank you and the SEC staff for the thorough analysis you have done of our Form 8-K filing.  We have reviewed your comments and revised the document to reflect additions and clarifications needed.

Further, the Company acknowledges that:

o	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PACIFIC GREEN TECHNOLOGIES INC. Per: /s/ Jordan Starkman Jordan Starkman President and Director